July 10, 2006

Mr. Joel R. Jacks
900 Third Avenue, 33<sup>rd</sup> Floor
New York, NY. 10022-4775


   **Re: Federal Services Acquisition Corporation ("FSAC")**
     **Proxy Statement on Schedule 14A**
     **Filed May 23, 2006**
     **File No. 000-51552**

Dear Mr. Berrand,

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The staff notes that the company prepared a press release and slide show presentation which has been filed on a Form 8-K dated April 20, 2006. We further note that the company's initial Schedule 14A was not filed until May 23, 2006. As an initial matter, please clarify to whom this document was directed, particularly if it was sent to shareholders. Secondly, please clarify if the company deems the slide show included as Exhibit 99.2 to be a solicitation under Rule 14a-1(l) and state the legal reasoning behind your conclusion. If the company is relying on Rule 14a-12 for this communication then please analyze how the communication complied with the applicable rules – including "a description of their direct or indirect interests". Please provide similar analysis for your slide show presentation and related shareholder meeting disclosed on your Form 8-K dated May 23, 2006.

2.	As a significant portion of your discussion appears dependent on whether you receive a USAF ETS Contract, please advise us of its current status, as well as if the company knows when it might hear if its bid has been accepted.  Additionally, briefly describe the type and nature of the bid process involved with respect to the USAF ETS Contract, including whether it is an open or closed bid process, how many other parties are eligible and/or involved in the bid process, whether the contract is a new contract or the re-bid of an existing contract, and if so, whether the party who currently holds the contract is involved in the current bid process, whether  there are any minimum standards or requirements to be met in order to participate in the bid process and if so whether the company meets or will meet such criteria, etc.  To the extent that the company has information about this contract indicating that its bid has been accepted or rejected, please revise your disclosures as appropriate.

Cover Letter

3.	We note your disclosure on the cover page and elsewhere that your public shareholders may vote against the merger and elect to convert their shares into a pro-rata portion of the trust account.  Please revise to state the dollar value associated with converting a share of stock at the most recent practicable date.

4.	We note your disclosure that your management has agreed to vote all of its pre-IPO shares in accordance with the vote of the majority of the public shareholders.  If management has purchased shares either in the IPO or in the open market following the IPO, please state how they will vote these shares, if known.  In addition, please clarify management's ownership percentage.

5.	We note your disclosure that your board unanimously approved the acquisition "and determined that the acquisition is in [y]our best interest and in the best interest of [y]our stockholders."  However, your Form S-1 filing appears to limit you in several respects, and includes the requirement that your initial business combination be with "an operating business with a fair market value of at least 80% of [y]our net assets at the time of such acquisition …" (page 36 of Amendment No. 6 to Form S-1).  Please clarify whether your board of directors also concluded that these requirements were met by the proposed transaction.

6.	Please clarify, here and elsewhere as appropriate, that the required vote with respect to the acquisition includes the requirement that the majority or the public stockholders "voting", as opposed to a majority of the public stockholders, is required.  We may have further comment.

7.	Please clarify, in all appropriate places in the proxy, the reasons why the company determined after making its own fairness determination, to obtain a fairness determination from an investment banking firm and discuss the benefits to the company, the board, and the stockholders of receiving such a fairness determination.  We may have further comment.

Summary of Material Terms of the Acquisition, page 1

8.      We note you have provided ATS' adjusted EBITDA in the second paragraph
        under *General description of the acquisition* as an operational measure. Although
        the staff will not object to the discussion in the preceding paragraph since it
        relates to the purchase agreement and conditional purchase price adjustments (i.e.
        when used as a liquidity measure), it is not appropriate to use a non-GAAP
        measure for performance measure purposes. Please revise to remove this non-
        GAAP performance measure here and throughout your proxy statement (e.g. in
        the questions and answer, selected historical and pro forma consolidated financial
        information, and factors considered by our board of directors in approving the
        acquisition sections).

Questions and Answers, page 3

9.      On page 4 you disclose that Dr. Bersoff and Mr. Lloyd will become members of
        their management team following the merger. Please clarify whether these
        gentlemen were associated with your company prior to the merger. In addition,
        please clarify the date which these men became associated with the company. In
        this regard and by means of illustration only, it would appear that Stuart Lloyd did
        not have any involvement with the company prior to the merger. Please advise us
        what role, if any, these gentlemen played in the merger transaction and whether
        the merger is condition upon their joining the company or receiving
        compensation, etc.

10.     On page 4 you state that you will be purchasing ATS capital stock for $84.0
        million and issuing 173,913 shares of common stock to two ATS founders.
        Please advise us whether Messrs. Lewis and Rumsey are the only two
        shareholders of the company; if not, please advise us how the company
        determined that it was paying equal consideration to all shareholders pursuant to
        the "all holders" rule.

11.     On page 5 you include a tabular presentation which indicates that you will pay
        $85 million at the closing of the merger, with potential payments as high as $124
        million in the event that certain "earn-out" conditions are triggered. However,
        you also have a requirement that any proposed merger be with an operating
        company that is equal to 80% of your net assets at the time of the acquisition. As
        an initial matter, please provide us with an analysis supporting your conclusion
        that the merger meets the 80% threshold. The staff notes that your pro-forma
        financial statements contemplate recording approximately $74 million in goodwill
        – what effect, if any, does the amount of goodwill have on your conclusions? In
        addition, your analysis should address why the consideration paid in the
        supposedly arms-length transaction isn't the most reliable indication of market
        value. If the company is using the transaction consideration to support its
        conclusion, then include a discussion of the propriety of including the value
        associated with any "earn-out" provision in light of the uncertainty associated

with these payments and the inability to separate the current value of the company from the value of the company at a future point in time. We may have further comment. Finally, please update your disclosure as appropriate.

12.     Please provide more detail concerning the conditional earn-out in footnote b to indicate the degree of certainty associated with this payment. In addition, please clarify whether any of the ATS shareholders will have continuing job responsibilities with regards to obtaining and/or maintaining this contract. Also, please disclose whether management may or will waive the conditions associated with this earn-out and state the circumstances under which they might do so.

13.     On page 6 the company discusses the analysis it undertook to value the transaction based on mean and median revenues of companies within the industry. Please provide us with a copy of any analysis undertaken by the board on the question of company valuation. In addition, we note your disclosure that your analysis appears limited to companies with revenues greater than $80 million; please clarify whether there was any upper limit to the range you used.

14.     On page 6 you state that your board "focused on adjusted EBITDA (as defined in the stock purchase agreement)." Please disclose the definition in the body of your disclosure or advise us why such disclosure is not warranted. In this regard, the staff notes that the adjusted EBITDA used in your merger agreement appears to exclude such relevant items as the salary and benefits associated with ATS' founders. Please clarify why these exclusions represent a proper analytical framework – does the company contemplate firing the founders?

15.     Please revise the text of your page 9 question "What vote is required to adopt the amendment?" to indicate that the amendment will only be voted on in the event that the merger is approved or alternatively, please advise why no such disclosure is necessary.

Summary of the Proxy Statement, page 11

16.     On page 14 you disclose that "[t]he purchase price is also subject to a post closing adjustment based on ATS' net working capital …" at closing. Please describe these adjustments or include a suitable cross-reference to such discussion.

17.     Please disclose whether the 173,913 shares of your common stock being issued to ATS' founders will be in registered form or have registration rights.

Selected Historical and Pro Forma Consolidated Financial Information, page 17

18.     Please provide a more detailed presentation of your Consolidated Balance Sheet Data on page 17. At a minimum, this disclosure should present your cash, accounts receivable and current assets along with your current liabilities.

19.     Please revise to present income (loss) from continuing operations per share in accordance with Item 301 of Regulation S-K.

20.     On page 17 you disclose that you are presenting "Adjusted EBITDA from continuing operations" which term appears defined by your merger agreement. However, the text of footnote a on page 18 describes EBITDA which does not appear to be the same thing as Adjusted EBITDA as you have used the term. Please reconcile and, if necessary, revise your disclosure.

21.     The staff notes that your tabular presentation of ATS' Selected Historical Consolidated Financial Data presents only your income from continuing operations. It does not appear to present any net income/loss amount, nor does it present the loss associated with your discontinued operations which you recognized in 2005, 2004 and 2003. Please revise your presentation to include these results.

22.     Please provide more detail of the items making up "Other EBITDA adjustments" in your tabular presentation on page 18.

FSAC Per Share Data, page 21

23.     On page 21 you state that "[t]he unaudited pro forma consolidated per share information does not purport to represent what the actual results of operations of FSAC and ATS would have been …" However, your presentation appears to present book value, and not Earnings Per Share and accordingly would not be relevant to your results of operations. Please revise to clearly indicate that you are presenting book value per share and clarify the amount of goodwill or other intangible assets included in your book value calculation.

24.     Please revise to include historical per share data (basic and diluted) and book value per share data (basic and diluted) for both ATS and FSAC. In addition, please provide such information for all periods for which pro forma information is presented (in this case, December 31, 2005 and March 31, 2006).

Market Price Information for FSAC, page 22

25.     Please update your share, unit, and warrant prices as appropriate in any subsequent amendment.

Forward-Looking Statements, page 23

26.     The staff notes your disclosure that you "undertake no obligation and disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise." Please explain the meaning of this statement in light of the company's existing reporting obligations under the Exchange Act and the Undertakings of Item 512 of

Regulation S-K.

Risk Factors, page 24

27.    Please confirm that CM Equity Partners, of which Messrs. Jacks and Schulte are principals, is not, and has not, been an investor or potential investor in ATS. Similar confirmation – and disclosure, is sought for ICF International, Inc.

28.    On page 28 you make reference to a facility security clearance. Please explain the meaning of this term. In addition, please clarify what impact, if any, the required security clearances will have on your ability to find new acquisition and/or merger targets. For example, may the government cancel a contract or object to a merger, if the other party does not have security clearances or, has ties to countries of concern?

29.    On page 31 you disclose that you "plan to pursue other acquisition opportunities following the closing of the ATS acquisition in an effort to take advantage of the platform [that you] expect ATS to constitute." Please explain, in an appropriate section, the meaning of this statement. In addition, please clarify how much of the trust fund, after payment of the $84 million merger consideration, will likely be available for subsequent acquisitions. Finally, please disclose whether ATS, or the company have any acquisition targets in mind. In this regard we also note your statement that you "are currently pursing one or more potential acquisition opportunities." Please advise us of the status of these negotiations and indicate the approximate deal value. If the company contemplates issuing shares, or using the cash released from the trust to fund such acquisition, please discuss the nature of such acquisition in greater length. We may have further comment.

30.    Please revise your risk factor disclosures to ensure that each risk factor states one, and only one, risk to the investor and draws and appropriate, and company specific, conclusion for the investors. By way of illustration only, we not your page 31 risk factor "ATS' quarterly revenue and operating results could be volatile" appears to list several unique risks. Please revise as appropriate.

The Special Meeting, page 35

31.    Please reconcile your page 36 statement under "Voting Your Shares" that if investors "sign and return the proxy card but do not give instructions on how to vote [their] shares, [their] shares will be voted as recommended by [y]our board of directors" with your prior disclosures indicating that "[i]f [investors] return [their] proxy card without an indication of how [they] wish to vote, since it is not an affirmative vote in favor of a respective proposal, it will have the same effect as a vote 'against' the" proposals.

32.    With respect to the disclosure on pages 37-38 regarding the required votes as the

amendment, incentive compensation, nomination, and adjournments proposals, please clarify the agreements, if any, with the initial stockholders as to their votes on such matters.

Approval of the Acquisition and the Other Transactions Contemplated by the Stock Purchase Agreement, page 40

33.     On page 40 you state that "[i]n the event it becomes necessary to amend the stock purchase agreement or related agreements in respects that [y]our board of directors deems material, [you] will make public disclosure of such amendments prior to the stockholder vote on this proposal." Please clarify the manner in which the company will make these public disclosures, as well as whether the company will send this information to its' shareholders directly.

Background of the Acquisition, page 40

34.     In your paragraph under "Background of the Acquisition" you state that you were interested "in a transaction with a value of $95 million to $250 million or greater … and [you] were interested in targets with revenues of $100 million or more with EBITDTA margins of 6-10% …" Please clarify whether management believes that this merger meets this criteria; and if so, how. If management altered its merger criteria during the course of its search, please discuss why. Additionally, please provide the legal basis under applicable law by which the board may "reserve the right to determine, in its sole discretion," whether to consummate the acquisition transaction even after a stockholder vote to consummate the transaction.

35.     The staff believes that this section should be revised to more clearly lay out the timeline associated with the acquisition and, to the extent applicable, better integrate the discussion of ATS with FSAC. By way of illustration only, on page 41 you have a paragraph discussing Stifel's activities in November/December, followed by your activities during "the week of October 31, 2005", which is subsequently followed by a discussion of your activities during the Fall of 2005.

36.     Please clarify the date, place, and source, of the company's initial knowledge regarding both ATS and the potential for a business combination with the same. In this regard, please also clarify: (1) whether any member of your board of directors or management, previously had business dealings with or other relevant exposure to, ATS; and, (2) whether any member of your management or board has a fiduciary duty to any of the other entities which Stifel contacted on behalf of ATS. In this regard your attention is directed to Item 14(b)(7) of Schedule 14A and Items 1005(b) and 1011(a)(1) of Regulation M-A.

37.     On page 41 you disclose that, "[d]uring the fall of 2005, [you] considered, at various levels of detail, in excess of 100 potential acquisition targets, ranging from smaller companies that would not have met the requirements set forth in

[your] certificate of incorporation to large enterprises and potential spin-offs from other government contractors." Please provide the staff with a list of each entity considered, the date or dates on which your consideration took place and the specific information considered. In this regard the staff notes that your Form S-1 was not declared effective until October 19, 2005 and contained language indicating that you had "not selected any target business … [and no-one at the company] had any preliminary contact or discussion with any representative of any other company regarding the possibility of a business combination between us and such other company."

38. On page 42 you indicate that you used outside consultants in connection with your due diligence, including "an accounting firm, former industry executives with whom we were familiar, insurance consultants and legal counsel." Please disclose the names of these parties as well as any material payments made to them in connection with their work and the date of their engagement by the company. In addition, please clarify how you were "familiar" with the former industry executives mentioned above and confirm that there is no family or other affiliate relationships with such persons.

Factors Considered by our Board of Directors in Approving the Acquisition, page 42

39. Throughout this section management makes statements about the "beliefs" as they relate to ATS, including, for example, ATS has strong core competencies; and, ATS has a long-standing reputation for quality service and high customer retention, etc. These statements of belief should be reinforced with the factual – and verifiable – information management used to develop these beliefs.

40. On page 43 you refer to the "growing US government information technology services market." Please provide additional information supporting your assertions here. In particular, we note that you present "base" information as of 2003 compared to 2007. Did the market grow compared to more recent years? More importantly, is the government planning to increase spending in the future?

41. You disclose on page 43 that your board believes that ATS has the ability to achieve future growth "both organically and through acquisitions." Please provide additional support for management's stated belief. In addition, we note you statement that ATS "grew its business from no revenues to over $100.0 million in revenues for the year ended October 31, 2005. Please advise the staff why the company believes it is appropriate to compare revenue growth over a 27 year period in this manner. Furthermore, the staff notes that, based on the table on page 17, ATS' revenues declined from the prior year and appears to have peaked in 2004 – please revise your disclosures accordingly.

42. On page 43 you disclose that "ATS grew its non-HUD customers from $28.8 million to $75.2 million in annual revenues, a compound annual growth rate of 21%. Please clarify the time-frame associated with this growth.

43.     Please clarify the basis for your belief that ATS' current backlog exceeds $185 million and quantify, if possible, their "high customer retention rate." Has the backlog figure been verified by you or any of your consultants?

44.     On page 45 you state that "[i]n a selection of such transactions announced over the past five years, of which the board has been made aware and as to which information is publicly available, the mean multiple of revenues was 1.06x, and the median multiple of revenues was .97x." Please clarify who made the board aware of these transactions and when they were made aware of them. In addition, please provide the staff with copies of the data referred to in this section. Also, please confirm whether the board considered any additional information not presented in your discussion here.

45.     Please clarify the meaning of adjusted EBITDA as used on page 45. This discussion should include a list of any items backed out of the calculation as well as a statement why management believes it was appropriate to back these items out in considering the merger transaction. In addition, we note that you compare adjusted EBITDA to other companies' EBITDA; please further address the comparability of these two figures in light of the fact that you may have backed out items not normally backed out of EBITDA. If warranted, please also present the financial information and related discussion using your non-adjusted EBITDA.

Satisfaction of Fair Market Value Requirement, page 47

46.     We note your statement that "[a] vote in favor of the acquisition proposal will, in effect, ratify this conclusion of [y]our board of directors." Please explain this disclosure and spell out the consequences of this statement. Do you mean to imply that the board will not potentially be liable to dissenting shareholders who bring claims alleging state breach of fiduciary duty, or federal securities, claims based on the 80% requirement because the transaction was approved?

Fairness Opinion, page 47

47.     On page 49 you state that "HLHZ calculated the present value of the consideration excluding potential earn out consideration … to range between $96 million and $99 million based on management's estimates of achieving EBITDA milestones pursuant to the terms and conditions outlined in the stock purchase agreement." Please clarify the meaning of this statement and verify whether this statement is included in the opinion provided by the investment bankers – if not, revise this section to limit it to only those matters directly included in the actual opinion. Alternatively, please file the entire report prepared by the investment bankers.

48.     On page 50, management includes a discussion of HLHZ's valuation analysis which assumes that the company is awarded the USAF ETS Contract. Given that

this contract has not been awarded, and that this comparative analysis is historical in nature, please advise us why the company deems it appropriate to present this future enterprise value range. In this regard we note that it is only the current value of the company that is relevant to the fairness of the price paid and/or the 80% requirement.

49.     Please provide additional disclosure regarding the "selected revenue, EBITDA, and EBIT multiples used to" derive ATS' enterprise value. In addition, explain how HLHZ determined ATS "market value of equity" etc.

50.     Please revise your disclosure of your discounted cash flow analysis on page 52 to provide your basis for selecting the discount rates and terminal value multiples.

## Consequences if Acquisition Proposal is Not Approved, page 54

51.     We note that the company's Form S-1 filing limited the acquisition timeframe to a period of 18 months after which the company would be required to liquidate. Please disclose this date and clarify the procedures that the company will follow to liquidate the company in the event that it fails to consummate a business combination.

## Interest of Our Directors and Officers in the Acquisition, page 55

52.     Your disclosure indicates that you will retain several members of your management following the merger and that you will negotiate separate compensation arrangements in the future. Please ensure that this section is updated in the event that such agreements are entered into while your Form 14A is still in the commenting process. In addition, we note your intention on page 102 to obtain a NASDAQ listing. Please clarify whether these compensation agreements will be determined by a compensation committee, independent board members or otherwise.

## The Stock Purchase Agreement, page 56

53.     We note your disclosure on page 56 that "[t]he assertions embodied in the representations and warranties contained in the stock purchase agreement are qualified by information in disclosure schedules to the stock purchase agreement. While we do not believe that the disclosure schedules contain information that the securities laws require us to publicly disclose, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the stock purchase agreement. Accordingly, you should not rely on the representations and warranties …" As an initial matter please provide the staff with copies of these disclosure schedules in paper format. In addition, please confirm that your disclosure is not intended to, and does not, limit your obligations to fully describe the material provisions contained in the Stock Purchase Agreement, including the representations and warrants and that

investors may rely on your disclosure as a characterization of the actual facts.

54.     On page 57 and elsewhere, the company presents a table detailing the potential earn-out associated with the acquisition.  Footnote c, which is presented in conjunction with this table, is confusing.  For example, please revise to clarify the level of earnings that the company that the company would have to achieve in order to pay out the $24 million maximum in the event that the USAF ETS contract is awarded after October 31, 2006 but prior to April 30, 2006.

55.     Please revise your disclosure on page 58 to further discuss the potential purchase price adjustment.  For example, is there any cap or floor associated with the purchase price adjustment?  In addition, please quantify the range of possible adjustments giving, if appropriate, some examples.  Finally, to the extent that the purchase price is adjusted downward, please discuss the impact that this may have on your determination that the company is worth 80% of your net assets.

56.     On pages 58-9 you present a listing of the representations and warrants contained in your Stock Purchase Agreement.  Please revise this list to present more substantive information.  For example, you disclose that ATS' made a representation regarding the performance of a certain contract.  Disclose the nature of this contract and what performance obligations ATS has under the contract.

57.     In the representation and warranties section one requirement is the "absence of certain charges or events since October 31, 2005" however your disclosure on page 41 indicates that you were not contacted by Stifel until November 18, 2005.  Please advise us why the October 31, 2005 date is used here.

Conditions to the Completion of the Acquisition, page 61

58.     On page 62 you disclose that ATS' shareholders are not obligated to sell their shares under the Stock Purchase Agreement unless certain property transfers have taken place.  Please expand your disclosure to address the dollar amount of property being transferred, the nature of the property transferred and the recipients of the transferred property.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2 – Pro Forma Adjustments, page 71

59.     We noted your pro forma income statement adjustments and it unclear how any of your adjustments are appropriate (with the exception of recording new CEO and CFO compensation per their employment agreements).  Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact.  In addition, infrequent or nonrecurring

items included in the underlying historical financial statements of the registrant or ATS and that are not directly affected by the transaction should <u>not</u> be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X.

Note 3, page 71

60. Please revise your disclosure to provide the following:
- A schedule showing the calculation of the purchase price (including the value assigned to non-cash portions);
- A schedule showing the purchase price allocation. The purchase price should be allocated to specific identifiable tangible and intangible assets (such as customer lists, contracts acquired, backlog, trademarks and patents, etc.) and liabilities. Although your allocation is preliminary, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted.
- Disclose the expected useful lives or amortization periods of significant assets acquired in a purchase business combination, including other identified intangibles.

61. In addition to our comment above, if you are awaiting additional information necessary for the measurement of a contingency of the acquired company during the allocation period, you should disclose prominently that the purchase price allocation is preliminary. In this circumstance, you should:
- describe clearly the nature of the contingency,
- discuss the reasons why the allocation is preliminary (i.e. identify the information that you have arranged to obtain),
- indicate when the allocation is expected to be finalized, and
- furnish other available information which will enable a reader to understand the magnitude of any potential accrual and the range of reasonably possible loss.

62. If contingent consideration is issuable, you should disclose the terms of the contingent consideration and the potential impact on future earnings.

Approval of the 2006 Omnibus Incentive Compensation Plan, page 73

63. Please review the requirements of Item 10 to Schedule 14A and revise your document accordingly. The staff was unable to locate, for example, an estimate of the number of participants in your plan or the tabular presentation required by Item 10(a)(2)(i).

64. The staff is of the view that your "Awards" discussion should be expanded to

include a more detailed discussion of the nature of the award, likely terms, as well as how the various awards fit into the limits associated with your overall plan. For example, and by way of illustration only, clarify your "Performance Units" discussion as well as your discussion under "Dividend Equivalents".  Also, please explain the $500,000 limit associated with your cash incentive awards given the fact that your compensation committee has the ability to set the time period over which the limit would apply.

65.     Please ensure that the company files finalized copies of its Plan in a subsequent amendment.

Legal Proceedings, page 83

66.     The staff notes that the Stock Purchase Agreement refers to the "City of Statesville Litigation" and requires that a release is provided.  Please disclose the nature of this litigation, and the exposure that the company has from it.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ATS, page 84

67.     The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure.  As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations.  In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

68.     In reviewing clause 5.16(b) of your Stock Purchase Agreement the staff noted a reference to a Maximus Subcontract which the company appears to be performing at a loss.  Please discuss this contract's terms, the company's performance to date – including the reasons for the loss, and disclose the amount of loss related to this contract accrued on the company's interim financial statements.  In addition, please disclose whether there are any other contracts currently being performed at a loss and, if material, discuss separately.

69.     Please provide more detailed explanations of your period to period comparisons, including discussions of significant line items – such as payroll expenses, etc. which aggregate into the figures you discuss currently.  In addition, please add a

discussion to address your "Other Income."

70.     Please discuss the costs and risks associated with maintaining a "self insured plan."

71.     Please clarify if the contract with the Department of Labor is the only contract which accounted for greater than 5% of your revenue for the relevant period. In addition, please discuss the nature of the services provided as well as the material terms of the contract – including, if applicable, the contract termination date.

72.     We note your disclosure in the last paragraph of significant expected growth within DHS and other public safety agencies supported by the revenue percentage shift toward DHS in the table provided. Please revise to include factors supporting your expectation of significant growth within DHS and other public safety agencies. Also, please revise your disclosure to discuss current and expected trends within the other client groups (i.e. the decline in HUD and Other federal agencies as a percentage of total revenue).

73.     On page 85 you disclose that you do not expect any Defense Contract Audit Agency audits to have a material impact on your financial results with respect to audits which have not been completed. Please advise the staff of the basis of this statement, including a statement indicating whether any past audits have resulted in material refunds, etc.

74.     On page 85 the company appears to have two paragraphs where it defines "funded backlog." Please clarify whether one of these is supposed to be total backlog. Your discussion in the first "funded backlog" paragraph appears to be a "most optimistic" as opposed to a "most likely" presentation. The staff notes your usage of terms like "assuming the exercise of all options" and assumes the award of work under executed multiple-award contracts. Please advise if the company's backlog presentation here is consistent with its' historical revenue realization. That is, how often does your backlog turn into revenue? Also, please provide an analysis supporting this method of calculating backlog. Finally, please clarify that your actual backlog may be significantly lower as a result of your methodology.

75.     Please revise to disclose your total and funded backlog at October 31, 2004.

76.     The staff notes that the company has presented information elsewhere indicating that FSAC management has not received any compensation for its services. However, the company has not provided any information about the compensation levels of ATS executives, several of whom may remain with the company after the merger. Accordingly, please provide the disclosure contemplated by Item 402 of Regulation S-K for the ATS executives. Alternatively, please advise why this information is not material to investors.

Revenue, page 85

77.     We note your statement that your "revenue includes third-party hardware and software that ATS purchases and integrates as a part of ATS' overall solutions." Please provide additional disclosure about this, including, but not limited to: (1) the amount of revenue recorded in your financial statements associated with these transactions; (2) whether ATS maintains any formal agreements with these parties to resell their products, as opposed to an ad-hoc purchase and integration; and, (3) further describe the general operation of how you integrate these products into your own – such as how it affects warranties offered, intellectual property rights, etc.

78.     The staff notes that your fixed price contracts increased from 19% in 2003 to 38% in 2005 before declining slightly to 34% for the three months ended March 31, 2006.  Please expand your discussion of the relative risks of using fixed price contracts compared to other forms of contracts and explain the reasons for the fluctuation between 2003 and 2005 as well as whether the decline in 2006 was a conscious decision undertaken by management.

79.     On page 88 you disclose that, "[i]f funding is not assessed as probable, revenue recognition is deferred until realization is deemed probable."  In addition to this disclosure, please clarify whether the company performs work on unfunded government contracts and recognizes revenue associated with those contracts.


Results of Operations, pages 89-92

General

80.     Please revise your disclosure for each period to describe and <u>quantify</u> underlying material activities that generate revenue and expense variances between periods. Your revised disclosures should provide information that would assist an investor in making a well-informed investment decision.  For example, it is unclear how much revenue increased for each of your client groups between the years ended October 31, 2005 and 2004 in order to offset your overall decrease in revenue between these periods.

Three Months Ended January 31, 2006 and 2005, page 90

81.     We note your disclosure that your operating expenses declined in part due to a "reorganization of ATS' business development efforts."  Please clarify if the company is shifting the focus of its business, and address what this new focus will be.

82.     The staff notes that that company has had discontinued operations in each period

covered by the financial statements.  Please provide additional disclosure about the nature of these operations, the business decision to discontinue these operations and any contingent liabilities that the company might have associated with these discontinued operations.  For example, does the company continue to support its Pyramid product, may New Technology Management, Inc. put ATSI to the company in certain circumstances, etc.

Years Ended October 31, 2005 and 2004

83. To the extent known, please clarify why the Department of Education changed their prime contractor.

84. The staff notes that one of the reasons credited for increasing operating expenses was a new marketing initiative in the Pacific Rim; however, on page 90 you indicate that you ceased these marketing activities.  Please provide more information about these marketing activities including, whether the activities led to new contracts and why you stopped them.  Is this related to your potential closing of the Hawaii office?

Years Ended October 31, 2004 and 2003, page 91

85. Please reconcile your statement that "[t]he increase in cost of revenue was primarily due to increased subcontract work at HUD" with your statement that revenue was "partially offset by a $5.9 million reduction in revenue from the expiration of HUD contracts".

Liquidity and Capital Resources, page 92

86. Please revise to explain the reason behind the $2.6 million increase in accounts receivable.

87. In discussing your line of credit agreement we note your statement that you have "been in compliance with these financial covenants or received waivers from the lenders."  If the company has received any waivers on its financial covenants please state so separately including the date(s) of non-compliance, naming the specific covenants violated.  Also, please describe any acceleration provisions contained in the line of credit agreements.

88. Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items between the years ended October 31, 2004 and 2003.

89. Please revise to disclose the conditions of the covenant waiver as disclosed in Note G on F-14.

Contractual Obligations, page 94

90.     In footnote 1 to your tabular presentation you disclose that you are required to pay $500,000 in connection with the Voyager acquisition. In an appropriate section, please provide more information about this acquisition. This discussion should at a minimum address the material terms of the contract, such as the consideration paid and the nature of the Voyager product line.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Federal Services Acquisition Corporation, page 98

91.     Please confirm that the company did not undertake any efforts "to identify and investigate target businesses for a business combination" until after its Form S-1 was declared effective.

92.     Please confirm that the $7,500/month payment to CM Equity Management, L.P. is in no way designed to compensate Messrs. Jack and Schulte for their services to the company.

93.     We note your references on page 99 and elsewhere, to the potential for additional acquisitions. Please disclose whether the company has had any discussions, including preliminary ones, with potential acquisition partners to engage in additional mergers. In addition, please clarify whether any residual trust funds would be used to finance such a merger. If the company or ATS has any potential targets in mind please disclose. Finally, we note that several members of your management have ties to private equity firms – please confirm whether any of these future acquisitions may or will be with a company in which these firms have investments. In addition, please advise us whether any of these firms had contacts or business dealings with ATS.

Directors and Executive Officers of Federal Services Acquisition Corporation Following the Acquisition, page 100

94.     We note your disclosure that Messrs. Saponaro and Smith were appointed to your board on May 3, 2006 and that Mr. Money resigned from the board on this date. Please clarify the reason that Mr. Money resigned from your board, stating whether Mr. Money voted in favor of the merger or expressed any reservations about the proposed transaction. In addition, please clarify whether Messrs. Saponaro and Smith were involved with the merger, or merger related entities prior to their board appointments. Finally, please clarify who was on your board when it approved the merger transaction.

95.     Please clarify Mr. Jacks' biography to indicate, if true, that the "court ordered reorganization" and "consensual foreclosure" are more commonly referred to as bankruptcy proceedings.

Executive Compensation, page 104

96.     On page 104 you state that your executive officers have not received any cash
        compensation for services rendered.  Please revise to clarify whether they have
        received any non-cash compensation.

Beneficial Ownership of Securities, page 106

97.     We note your statement that FSAC Partners, LLC's members include employees
        and affiliates of CM Equity Partners.  Please advise us of the number of
        employees and affiliates included in such membership and confirm their status
        (i.e. accredited investor, etc).  In addition, please clarify whether the company is
        considered a portfolio company of either FSAC Partners, LLC or CM Equity
        Partners.

Certain Relationships and Related Transactions, page 108

98.     Please disclose the amount of reimbursable expenses paid to your officers and
        directors to date.  In addition, please clarify the type of expenses incurred as well
        as who was responsible for reviewing these expenses on behalf of the company.

Price Range of Securities and Dividends, page 110

99.     Please update your tabular presentation for any subsequent quarters.


Advanced Technology Systems Financial Statements

Notes to Financial Statements


Note A – Summary of Significant Accounting Policies

Revenue, F-7 and F-8

100.    We noted your risk factor on page 33, *ATS sometimes incurs cost before a
        contract is executed or appropriately modified...*  Disclose your policy for
        revenue recognition, here and in your critical accounting policies on pages 87 and
        88, to clarify when you recognize revenue in those circumstances where you
        perform work without a signed contract.  Disclose how much revenue has been
        recorded in each period provided and justify how your accounting treatment is
        consistent with GAAP.

101.    We note that you recognized revenue for the delivery of product and services
        under fixed price arrangements using the percentage of completion method.
        Clarify you how your revenue recognition policy (i.e. SOP 81-1) is appropriate

and disclose the method you use for measuring progress.

102.	We noted your revenue concentration disclosures related to US Government agencies.  Please revise to include your significant concentrations in accounts receivable, if any.

Note B – Discontinued Operations, F-10

103.	Please revise to reconcile the amounts in your note to the assets held for sale presented on the balance sheet.

104.	We note you recorded an estimated loss on disposal of ATSI at October 31, 2005.  Please update your disclosure to reflect any adjustments made to this estimate as of your most recent balance sheet date.

Note C – Acquisitions, F-11

105.	Please revise your note to include disclosure required by paragraph 52(c)(1) of SFAS 141 for each of your acquisitions.

106.	In connection with your acquisition of Voyager, we note you were required to pay minimum royalty payments of $1.25 million of which $125,000 is disclosed as a long-term liability at October 31, 2005 and January 31, 2006.  Please revise, here or on the face of balance sheets, to disclose the current portion of the royalty payable.  If you revise your disclosure here, clarify where this amount is reported in your balance sheet.

107.	In connection with the comment above, please revise to disclose any additional royalty payments paid or to be paid in addition to the $1.25 million minimum and its impact on your accounting of the transaction.

Federal Services Acquisition Interim Financial Statements

General

108.	Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the "units" being registered, the offer and sale of the underlying securities were registered at the time of effectiveness.   As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised.  In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement.  Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Statements of Operations, F-20

109.    Please revise to disclose the components of your operating costs here or in the notes to the financial statements.

Annex A Stock Purchase Agreement

110.    The staff notes that you contain separate definitions for "Founders" and "Shareholders" in Article I of your agreement. Please advise us of any differences between these two definitions, and also clarify whether the compensation available to, or to be received by, these groups is different.

111.    Section 2.2(c) of your Stock Purchase Agreement appears to imply that you will have an obligation to pay base earn out amounts for the October 2006 period as soon as EBITDA exceeds $9 million and that your maximum payment would be capped at $5million. Please advise us if this is the case. If warranted, please update your disclosures, including your tables, to more fully reflect the range of potential payments.

112.    Section 3.6 makes reference to a Change in Control Bonus Agreement, please disclose of any amounts payable under such agreement, clarify when these amounts will be paid, and who will have the obligation to pay such amounts.

113.    Section 5.16(b) refers to a loss on a sub-contract associated with services provided to the State of Connecticut (the "Maximus Subcontract"). In an appropriate section of your Management's Discussion and Analysis, please discuss this contract, including the loss recognized to date under the contract, and the company's continuing performance obligations. To the extent that the

company has other loss contracts or contracts which are "fixed-price," a discussion of your performance under these contracts and the risks associated with these contracts is also appropriate. Alternatively, please advise us why no disclosure is necessary.

## Annex F Houlihan Lokey Howard & Zukin Investment Banking Services

114. On page F-2 paragraph 10 your investment bankers state that they have reviewed financial forecasts and projections prepared by your management which included certain adjustments and add-backs. Please provide the staff with copies of these schedules and clarify who produced them. Currently, the staff reads this paragraph to mean that the investment bankers reviewed data provided by FSAC and not ATS. Please clarify if this is a customary practice, given the likelihood that ATS management would have greater knowledge about their prospects than FSAC. In addition, please advise us if this is the only work-product received by the company with respect to the investment banking engagement. If it is not, please file these other documents or advise us why they should not be filed. In addition, please advise us what paragraph 11 is referring to when it mentions "Addbacks addressed to Houlihan Lokey".

115. The company references the investment banking opinion throughout its filing; however, we note the following language on page F-3 that the "opinion is furnished for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be used, and may not be used, for any other purpose, with our express, prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should vote …" Based on the foregoing, please advise us why the company's inclusion of, and reference to, the opinion is appropriate.

116. The staff notes language on page F-3 indicating that your investment banker may, in the ordinary course of business, "acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company, the Target and any other party that may be involved in the Transaction." The staff views these transactions as likely to create a conflict of interest with respect to the overall opinion. Please confirm with your investment banker whether they have, or had, any investments of the type referred to above. In addition, please revise your document to address this potential conflict of interest. Alternatively, please advise why no such disclosure is necessary.

## Other Regulatory

117. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

118. Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc:     James Maiwurm
         Fax # (703) 720-7801